Scorpio Bulkers Inc. Announces Agreements to Sell Seven Newbuildings for $290 Million and the Financing of an Ultramax Newbuilding for $17 Million

MONACO--(Marketwired - April 21, 2015) - Scorpio Bulkers Inc. (NYSE: SALT) (the "Company") announced today that it has entered into agreements to sell three Capesize newbuilding dry bulk vessels, a Kamsarmax newbuilding dry bulk vessel and three LR1 newbuilding product tankers for approximately $290 million in aggregate, and received financing on an Ultramax newbuilding dry bulk vessel for an amount of up to $17 million.
The Capesize vessels are currently being constructed in Romania, and have expected delivery dates between the fourth quarter of 2015 and the second quarter of 2016. The Kamsarmax vessel is currently being constructed in China and has an expected delivery date in the first quarter of 2016. The LR1 product tankers are currently being constructed in South Korea, two of which are scheduled for delivery during the second quarter of 2017 and one during the third quarter of 2017.
Under the terms of the existing $409.0 Million Facility, the Company has secured financing on an Ultramax newbuilding vessel due to the substitution capability created by the removal of the financing on one of the three above-mentioned Capesize vessels that the Company has agreed to sell. The Ultramax vessel is currently being constructed in Japan, and has an expected delivery date in the third quarter of 2015.
About Scorpio Bulkers Inc.
Scorpio Bulkers Inc. is a provider of marine transportation of dry bulk commodities. Scorpio Bulkers Inc. currently owns eight vessels, consisting of one Capesize, three Kamsarmax vessels and four Ultramax vessels. The Company also time charters-in 13 dry bulk vessels (one Handymax, one Ultramax, three Supramax, two Panamax, three Kamsarmax and three Post-Panamax vessels) and, after giving effect to the sale of the seven newbuilding contracts described above, has contracted for 59 dry bulk vessels consisting of 25 Ultramax, 19 Kamsarmax (including one vessel held for sale), and 15 Capesize vessels, from shipyards in Japan, South Korea, and China. The Company has also contracted for six LR2 product tankers that are currently classified as held for sale, from shipyards in South Korea and Romania. Upon final delivery of all of the vessels the owned fleet is expected to have a total carrying capacity of approximately 6.4 million deadweight tonnes. Additional information about the Company is available on the Company's website www.scorpiobulkers.com, which is not a part of this press release.
Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.
Contact:
Scorpio Bulkers Inc.
+377-9798-5715 (Monaco)
+1-646-432-1675 (New York)
www.scorpiobulkers.com